Filed Pursuant To Rule 433

Registration No. 333-275079

March 5, 2024

KRQE (CBS - ALBUQUERQUE, NM): Grayscale Media Tour

DAN GUTIERREZ: We have John Hoffman, Head of Distribution and Partnerships at Grayscale, the world's largest crypto manager here, to kind of help us out and get us on track, if you have no idea. Welcome to the show John. How are you?

MANAGING DIRECTOR, GRAYSCALE INVESTMENTS, JOHN HOFFMAN: Hey, Dan. Doing well. Thanks for having me today. Pleasure to be here.

GUTIERREZ: All right. I'm a Bitcoin fan and I got several of different types or chunks of Bitcoin of different types. I used to have several full bitcoins back when it started, and i just used it on random stuff. So if I'm a little sad if i didn't save them, I'd have a Tesla in my hand in my parking garage right now, but nope. All right. So what is first Bitcoin ETF for those new to this type of investing and why isn't making the news these days?

HOFFMAN:Yeah. So first off, congratulations on being a Bitcoin holder there and it sounds like an early holder there as well. So spot Bitcoin ETFs. It's a lot of financial jargon there. Spot refers to the current market price. Bitcoin is the world's largest cryptocurrency, with over $1,000,000,000,000 in assets and ETFs, those are exchange traded funds. So they're pooled investment vehicles that trade on an exchange like a stock. So when you put that all together, spot Bitcoin ETFs really make it simple, easy and convenient to buy or invest in Bitcoin right from your brokerage account. So probably a little different than how you bought Bitcoin, Dan, years ago.

GUTIERREZ: I get that little stair step in my my portfolio a little bit off of Bitcoin. I've been patient and paid attention to it, but what are the benefits of investing in Bitcoin in the first place actually?

HOFFMAN: Yeah. So I think your point around patience is a good one. We should have long term perspective when we're thinking about this asset class. There's two predominant reasons why people are investing in Bitcoin today. One is around performance. So Bitcoin has been the best performing asset in the world over the last decade. So there's investors that are interested from a performance standpoint. And then the second is really about diversification, which means that Bitcoin tends to behave differently than stocks, bonds, commodities, real estate. And so investors are introducing Bitcoin to portfolios for diversification and performance reasons.

GUTIERREZ: And if people like the idea that Bitcoin is not tied to any government or and want to have their Bitcoin in their portfolios, why choose to do it with an ETF?

HOFFMAN: So you can certainly buy Bitcoin directly. The challenge with that is you need to save keep it, you need to store it, you need to custody it in a crypto wallet or a hard drive. Doing it in an ETF, you can invest directly from your brokerage account. So the same place you would invest in common stock or other ETFs, you could invest in something like GBTC, the Grayscale Bitcoin ETF. And again, it makes it simple, easy, convenient to invest instead of having to do it directly in safekeeping. The ETF does that for you.

GUTIERREZ: Are there other ways to invest in Bitcoin? Can you tell us about GBTC and how is it performing?

HOFFMAN: So GBTC is the Grayscale Bitcoin ETF that's the symbol that it trades under. So GBTC is the symbol you can use it to look that up. It's the world's largest Bitcoin ETF with over $25 billion in assets or investor capital. It trades over $700 million a day on average. So there's a lot of interest in this and it's been tracking the price of Bitcoin very, very efficiently because again, it simply holds Bitcoin. So when you buy GBTC, you are getting a slice of bitcoin and again you can buy GBTC just like a stock, you know, for, for between 40 and $50 a share depending on its current trading price. And you can get that exposure right there in your portfolio.

GUTIERREZ:Well, John, thanks for joining me this morning. Where can we go for more information?

HOFFMAN:Yeah we invite you to visit w ww dot grayscale dot com that's g r a y scale dot com. You can subscribe to our research and more information is also there about GBTC, the world's largest bitcoin ETF.

GUTIERREZ:John Hofmann, thanks for joining me once again this morning.

HOFFMAN:Thanks so much for having me. Pleasure to be here.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.